Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OBA Financial Services, Inc.

(Commission File No. 01-34593)

On April 24, 2014, F.N.B. Corporation hosted its First Quarter 2014 Earnings Report and Conference Call. The portions of the conference call which relate to the proposed merger between F.N.B. Corporation and OBA Financial Services, Inc. are furnished below.

Cautionary Statement Regarding Forward-Looking Information

The presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending merger of OBA Financial Services Inc., and integration challenges related to the completed mergers with BCSB Bancorp, Inc., PVF Capital Corp. and Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market; (14) the effects of current, pending and future legislation, regulation and regulatory actions, or (15) the impact on federal regulated agencies that have oversight or review of F.N.B. Corporation’s business and securities activities. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.

Additional Information About the Merger and Where to Find It

In connection with the merger, F.N.B. Corporation will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of OBA Financial Services, Inc. and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF OBA FINANCIAL SERVICES, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. and OBA have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. and OBA have filed with the SEC may also be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and Charles E. Weller, President and Chief Executive Officer, OBA Financial Services, Inc., 20300 Seneca Meadows Parkway, Germantown, MD 20876, telephone: (301) 916-0742.

F.N.B. and OBA and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of OBA in connection with the merger. Information concerning such participants’ ownership of OBA common stock will be set forth in the Proxy Statement/Prospectus regarding the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

*****

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

The expansion in Maryland has progressed successfully. In mid-February, the Baltimore County Savings Bank acquisition was completed with a seamless conversion and all operations integrated on day one. This provides significant scale in the market and positions F.N.B. with a top 10 deposit market share in the Baltimore MSA. We would like to, again, welcome BCSB shareholders, clients, and employees to F.N.B.

Earlier this month, we announced the pending acquisition of OBA Financial, a six-branch financial institution with 390 million in assets. This acquisition expands F.N.B. into the highly attractive I-270 corridor. This transaction is strategically sound, financially attractive, and has low execution risk. It provides additional scale in the market, and cost effectively leverages the leadership and infrastructure investment we have already made in Maryland. The credit mark was low at 3% given OBA’s good asset quality, and cost savings are projected at 40% due to our existing presence. Our move into the DC area provides additional organic growth opportunities with over 4,500 commercial businesses with revenue in excess of 1 million in Montgomery County alone.

Consumer, wealth management, insurance, and private banking opportunities are also abundant as the area has one of the highest median household income levels in the nation. Financially, the transaction bolsters our capital levels and future EPS accretion. On a pro forma basis, F.N.B.’s TCE ratio is expected to increase approximately 30 basis points and our tangible book value by 2.5%. F.N.B. will benefit from the 35 million additional capital without incurring any dilution in 2015 and beyond.

Combining this with the leverageable capital from the trust preferred sale, we have effectively added 45 million of capital which will be deployed to support future growth. This transaction is a positive event for F.N.B., and we now have a solid platform in the Maryland market. With the addition of OBA, we will have 1.4 billion in assets in Maryland, over 1 billion in deposits, and 31 banking locations, including a regional headquarters in downtown Baltimore. We have been extremely successful building out our teams in wealth, private banking, consumer and commercial banking. This is a meaningful presence established in less than one year and provides the scale to compete effectively.

The steady pace of our consolidation provided the opportunity to build an exceptional team of bankers with strong leadership and seamlessly deploy the F.N.B. business model and sales culture. Pricing metrics were favorable with all three transactions fairly priced in an average stated price-to-tangible book value of 1.4 times at announcement. These pricing metrics are arguably more cost effective than a single larger transaction. In addition, with an average credit mark of 5%, the underlying asset quality of the acquired books is solid and provides a lower risk platform to grow from. While each acquisition was small in scale relative to F.N.B., the combined effect provides us with significant potential.

Our strategy is also at work in the Cleveland market. We now have 31 locations in Eastern Ohio including the recently opened headquarters in downtown Cleveland. We have been very effective building out the team of banking and service professionals. Like Maryland, we are fully staffed, activity is brisk, and pipelines are healthy. At the end of the quarter, we completed our first Dodd-Frank stress testing submission. Over the past year, we’ve invested significant resources from both a talent and monetary perspective in order to develop our stress testing infrastructure. This was an enterprise-wide effort and an investment that will serve us well in the future. I would like to congratulate the team on another job well done.

The first quarter was a great start to the year. We continue to deliver strong operating results and successfully absorb earnings headwinds such as Durbin and the impact of Basel III related capital raise. We had a very successful integration and conversion of the BCSB franchise. In fact, the F.N.B. team was able to consolidate, convert, and integrate three financial institutions over the span of 10 months. This is an amazing accomplishment and a testament to the experience and skill of our management team.

F.N.B. also announced plans for the continued expansion of our footprint in attractive markets with a transaction that provides enhanced opportunities to move up market and deploy our deep product set while strengthening our capital position. Over the past six months, our capital levels have been significantly bolstered, and our TCE ratio of 6.8% represents the strongest operating level since 2003.

As a management team, we believe F.N.B.’s current underlying fundamentals are exceptional, and we are well positioned to deploy our growth initiatives.

*****

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Finally, let me remind you that we communicated expectations for the OBA acquisition to be slightly dilutive initially, neutral in 2015, and accretive thereafter. With the close targeted for late in the third quarter, the fourth quarter will be impacted by approximately a penny per share due to the timing differential between the immediate share impact and the deployment of the capital.

*****

Jason O’Donnell – Merion Capital Group:

In terms of the—your whole bank M&A strategy, given that your balance sheet here is pushing 15 billion in assets inclusive of the OBA deal, where is the asset floor at this point in terms of new acquisitions that you’re willing to evaluate?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, the OBA transaction was smaller than what we’d like to do, but because of the capital benefits, it was attractive to us. So, I would say, we still look at same range. It would be larger than that transaction, half a billion or greater. But, as I mentioned in my prepared remarks, when you look at the three transactions that we completed in the Maryland market in aggregation, it’s a fairly, it’s a meaningful presence, and when you look at the price-to-tangible book, it’s fairly attractive.

So, we’ve been able to put those three smaller institutions together, and really we’re starting to see significant benefits as though we have acquired a larger institution. So, having the presence in the market, having the scale to compete is starting to play out as we anticipated in our strategy.

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

I would just add, we really don’t have a hard line on it. We’ve talked about a half a billion and up in the past. But, I think that when you look at the last three, two of them have been under that—Annapolis and in OBA—both of them are kind of a little bit above that. I mean, the strategy of buying companies at this size, kind of folding it right into our sales culture and becoming part of the Company, I mean, it’s a lot of extra work, but it’s serving us very well; serving our shareholders well. So, we’ll be opportunistic. The markets here in the capital made this one worth looking at for us and we’ll continue to be opportunistic.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

From a talent perspective, we have truly replicated what we have done in Pittsburgh, in Cleveland and in Baltimore. So, we’ve gone out and we’ve attracted people from much larger institutions that have—that are well connected, that have the sophistication necessary to deliver a deeper product set, and we retained the people that we feel can operate effectively in that sales culture, and really, it is really working exactly the way we anticipated. So, we’re very pleased with our ability to attract people and drive our sales culture.

*****